Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: April 7, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, April 7, 2006 Page 1 of 1

Electrolux annual report now on the Group’s web site
The Electrolux Annual Report for 2005 is available on the Group’s web site as of today, at www.electrolux.com/annualreport2005. The printed version is now being distributed and can also be ordered from Electrolux Investor Relations at +46 (0)8 738 60 03.
The annual report includes comprehensive comments on strategic issues by the President and CEO.
The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2005, Electrolux had sales of SEK 129 billion and 70,000 employees.